NEWS RELEASE

Esperanza Enters into Agreement with Pan American Silver to Acquire Three Advanced Gold Projects and Pan American Invests $35 Million and Provides a $15 Million Standby Credit Facility to Esperanza

Vancouver, British Columbia – February 25, 2013 - Esperanza Resources Corp. (TSX.V: EPZ) (OTCQX: ESPZF) (“Esperanza” or the “Company”) today announced that the Company has entered into a binding letter agreement (the “Agreement”) with Pan American Silver ("Pan American") whereby:

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Esperanza will acquire a portfolio of advanced stage gold projects including the La Bolsa project in Mexico, the Pico Machay project in Peru, the Calcatreu project in Argentina and related exploration properties from Pan American for consideration of 50,900,000 common shares and 10,000,000 warrants of Esperanza (the “Acquisition”);

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Pan American will subscribe for 20,600,000 Common Shares of Esperanza at a price of $1.70 per Common Share representing a premium of 29% to the 20-day volume weighted average share price on the TSX Venture Exchange and a 48% premium to the closing price on February 22, 2013 (the “Offering”); and

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Esperanza and Pan American have committed to enter into a $15,000,000 standby convertible credit facility (the “Standby Facility” and, collectively with the Acquisition and the Offering, the “Transaction”).

Transaction Highlights

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Creates a multi-asset, financially strong, growth oriented, gold development Company fully funded to put its first gold mine into production.

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Increases Esperanza’s consolidated measured and indicated resource base to 2.8 million ounces of gold and 28.9 million ounces of silver with additional inferred resources of 1.1 million ounces of gold and 8.0 million ounces of silver.

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Greater scale and financial strength with approximately $75 million in cash and marketable securities and confirmed access to additional financing.

Greg Smith, President and CEO of Esperanza, commented “This transaction sets the stage for the creation of a significant low-cost, multi-asset, precious metals producer. While the Esperanza gold project remains our flagship asset, the addition of the permitted and build-ready La Bolsa gold project provides an additional option for near-term gold production. Additionally, the Pico Machay and Calcatreu gold projects provide a meaningful pipeline for continued production growth.

Mr. Smith continued, “We are pleased to welcome Pan American as a significant and supportive shareholder.  Further, we welcome Geoff Burns, President and CEO of Pan American, Steve Busby, COO of Pan American and Michael Steinmann, EVP Corporate Development and Geology of Pan American to Esperanza’s board of directors. The technical and strategic expertise they will bring to Esperanza will be invaluable as we construct our first mine and as we grow our producing asset base.”

Geoff Burns, President and CEO of Pan American, commented, “We are extremely pleased to team with Esperanza in creating a significant new gold producer.  Our non-core La Bolsa, Pico Machay and Calcatreu gold projects are an excellent strategic fit with the low cost Esperanza project.  The combined portfolio clearly has the potential to create a meaningful gold production base, providing a value creating proposition that Pan American can participate in through our shareholding in Esperanza. Esperanza will be a well-funded, multi-asset, gold focused development company with an established market presence and solid management team.”

The Acquisition

Pursuant to the Agreement, the Company will acquire the following advanced stage gold properties from Pan American;

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The La Bolsa gold project in Sonora, Mexico

The La Bolsa gold project is a permitted oxide gold deposit located in northern Sonora, Mexico. La Bolsa is currently engineered for construction as an 8,500 tonne per day conventional open-pit mine with low cost heap-leach processing capable of producing over 40,000 ounces of gold per year at robust economics. The known mineralized deposit at La Bolsa remains open, both down‐dip and along strike with additional prospective targets within the existing claim blocks.

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The Pico Machay gold project in Huancavelica, Peru

The Pico Machay gold project is an epithermal gold deposit located in the Department of Huancavelica in southern Peru. Metallurgical testing to date has confirmed that gold in the oxide and mixed zones is expected to leach readily and studies to date have indicated the deposit is conducive to the establishment of a low capital and low cost heap leach operation.

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The Calcatreu gold project in Rio Negro, Argentina

The Calcatreu gold project is a high-grade epithermal gold and silver deposit located in the province of Rio Negro in Argentina. A 2007 study on the project contemplates mining gold and silver bearing ore from open-pit mines and treating it in a conventional crushing, grinding, and carbon-in-leach process plant. The project is highly prospective with the primary resource bearing vein system remaining open down dip and the structure hosting it remaining open along strike with multiple un-drilled vein targets existing within the overall land package.

The consideration to be paid to Pan American for the Acquisition will be 50,900,000 common shares and 10,000,000 warrants (each a “Warrant”) of Esperanza.  Each Warrant will entitle Pan American to purchase an additional common share of Esperanza at a price of $1.80 for a period commencing on the date of issuance and expiring on May 24, 2017.

Private Placement Financing

The Company has also arranged a non-brokered private placement financing with Pan American for 20,600,000 Common Shares at a price of $1.70 per Common Share representing a premium of 29% to the 20-day volume weighted average share price on the TSX Venture Exchange and a 48% premium to the closing price on February 22, 2013. Gross proceeds from the Offering will total $35,020,000.

The net proceeds from the sale of the Common Shares will be used primarily to advance the Company’s gold projects and for general working capital purposes.

Standby Convertible Facility

Pursuant to the Agreement, the Company and Pan American have committed to enter into a $15,000,000 standby convertible credit facility. Upon execution, the Company will have up to 24 months to draw on the Standby Facility from Pan American and the Standby Facility itself will have a total term of three years. Additional terms of the Standby Facility will be determined in the context of the market in due course.

Additional Transaction Terms

The Agreement will also provide for additional terms of the Transaction which include:

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Provided that Pan American’s shareholdings of Esperanza are equal to or exceed 10% of Esperanza’s outstanding common shares, Pan American being entitled to two nominees for election to the Board of Directors of Esperanza;

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The granting by Pan American to Esperanza of certain investor rights in respect of its shareholdings in Esperanza, including certain rights of orderly dispositions of shareholdings; and

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Esperanza granting to Pan American certain qualification rights in respect of Pan American’s shareholdings in Esperanza.

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Pan American shall be entitled to a Right of First Refusal in respect of any silver stream, silver royalty or silver based off-take transactions contemplated by Esperanza, provided Pan American continues to hold a 10% or greater interest in Esperanza.

Closing of the Transaction

The parties will negotiate and execute subsequent definitive documentation in respect of the Transaction. The Transaction, including the Offering, is expected to close during the second quarter of 2013 and is subject to certain conditions including, but not limited to, the closing of the Acquisition, receipt of all necessary regulatory approvals, the approval of the shareholders of Esperanza and the approval of the TSX Venture Exchange.

The Transaction has been endorsed by the board of directors of both Esperanza and Pan American and will be subject to the approval of the shareholders of Esperanza at an annual and special shareholder meeting of Esperanza called to consider the Transaction, among other items.

The board of directors of Esperanza has unanimously determined that the proposed Transaction is fair and in the best interests of the Company and its shareholders and will recommend that shareholders vote in favor of the proposed transaction. Haywood Securities Inc. has provided an independent fairness opinion to the board of directors of Esperanza to the effect that the Transaction is fair, from a financial point of view, to Esperanza. Stikeman Elliott LLP acted as legal counsel to Esperanza.

Change in Management

Esperanza also reports that Laurence Morris has resigned from the role of Chief Operating Officer of the Company. The Company would like to thank Mr. Morris for his efforts and wish him well in his future endeavors. The Company is in discussions with qualified candidates and expects to fill the vacancy shortly.

Conference Call

Esperanza will host an investor conference call set to begin at 11:30 AM Eastern Standard Time today, February 25, 2013 to discuss the Transaction. The call can be accessed by dialling 1-866-226-1793 (toll free) or 1-416-340-2218. The call will be available for replay approximately one hour after the completion of the conference call by dialling 1-800-408-3053 (toll free) or 1-905-694-9451 (Passcode 3242298) until March 11, 2013.

About Esperanza

Esperanza is a precious metals exploration and development company focused on advancing its principal property, the wholly-owned Esperanza gold project (formerly referred to as the Cerro Jumil gold project) in Morelos State, Mexico. Information regarding the Company and the Esperanza gold project is available on the Company’s website at www.epzresources.com and under the Company’s profile at SEDAR (www.sedar.com).

For further information, contact:

Esperanza Resources Corp.

Simon Venhuizen

Director, Investor Relations

604-336-8194

Toll Free:  1-866-890-5509

simon@epzresources.com

www.epzresources.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

William Pincus, M.Sc.,C.P.G. and Chairman of Esperanza is the “Qualified Person”, as that term is defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects responsible for the contents of this news release.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.  For additional information with respect to the assumptions and parameters to the technical information disclosed herein refer to the following technical reports: (i) “Preliminary Economic Assessment Update 2011 Cerro Jumil Project, Morelos, Mexico” dated September 2011 and Amended in January 2012, and “Cerro Jumil Project, 2012 Mineral Resource Estimate” dated October 26, 2012, both of which can be found under the Company’s profile at www.sedar.com; (ii) “Technical Report La Bolsa Project Pre-Feasibility Study” dated January 10, 2011, which can be found under the profile of Minefinders Corporation Ltd. at www.sedar.com; (iii) “Calcatreu Gold Project” dated April 5, 2007, which can be found under the profile of Aquiline Resources Inc. at www.sedar.com; and (iv) “Independent Technical Report and Resource Estimate Pico Michay Gold Deposit Huancavelica Province Peru” dated July 14, 2011, which can be found under the profile of Treasury Metals Incorporated at www.sedar.com.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended or any state securities laws and may not be offered or sold within the United States or to U.S. persons unless registered under the United States Securities Act of 1933 and applicable state securities laws or an exemption from such registration is available.

Forward Looking Statements

Certain statements and information contained in this press release constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this and other press releases include, but are not limited to statements and information regarding: the transactions (the “Transaction”) contemplated in the binding letter agreement between the Company and Pan American Silver Corp. (“PAS”), the closing of the Transaction, Company’s exploration and development plans, including anticipated costs and timing thereof; the Company’s plans for growth through exploration activities, acquisitions or otherwise; the granting of stock options, and expectations regarding future maintenance and capital expenditures, and working capital requirements.  Such forward-looking statements are based on a number of material factors and assumptions and involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking information. You are cautioned not to place undue reliance on forward-looking statements contained in this press release. Some of the known risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements are described in the section entitled “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, which is available at www.sec.gov and is filed on SEDAR at www.sedar.com.  The Company undertakes no obligation to update or revise any forward-looking statements included in this press release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.